Mail Stop 6010

March 26, 2007

Mr. James F. Mongiardo
Chief Executive Officer, President and Chief Financial Officer
Advanced Sports Technologies Inc
2 Briar Lane
Natick, Massachusetts 01760

> **Re:** **Advanced Sports Technologies Inc**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Forms 10-QSB for the quarterly periods ended March 31, June 30 and**
> **September 30, 2006**
> **File No. 333-106299**

Dear Mr. Mongiardo:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant